The Circle T Family of Funds
                          623 Fifth Avenue, Suite 2501
                               New York, NY 10022





June 28, 2007




Mr. Marc Sherman
Chairman & Chief Executive Officer
QSGI, Inc.
400 Royal Palm Way
Palm Beach, FL 33480

Dear Marc,

We write to you as one of the largest shareholders of QSGI, Inc. ("QSGI" or the "Company"). As of the date of this letter, we own 2,930,478 shares of the common stock or 9.401% of the outstanding shares.

Over the last several months, we met with you and your team several times to express our dissatisfaction with the financial performance of the Company. While we continue to support you and your team in the development of the Company, after extensive consideration we have concluded that it is necessary for us to take a more active role in overseeing our investment. We last met with you on June 26, 2007, during which we communicated to you our interest in obtaining Board of Director representation and discussed the potential to designate the two directors of the Board of Directors up for election at the 2007 annual meeting.

Below is a partial list of our concerns,  most of which we have  communicated to
you,   which  has   resulted  in  our  decision  to  pursue  Board  of  Director representation:

(i.)     a substantial loss in the value of the stock price of approximately 81%
         from  the  first  week  of  2005,   and  a   year-to-date   decline  of
         approximately 41%;

(ii.) the general lack of annual positive net income since becoming a publicly traded company regardless of an increase in revenue from $7 million in 2002 to $47 million in 2006;

(iii.)   a cost structure that is inflated;

(iv.)    concerns   regarding  the  Company's  ability  to  meet  the  financial covenants of its credit facility and the ability to remain in compliance;

(v.) deficiencies with the current strategy, including concerns with the Company's strategic emphasis and ill-suited marketing initiatives (e.g., India-based telemarketing effort);

(vi.) the instituting of employment agreements maintaining unreasonable compensation amounts given the Company's current stage of development and financial position, and having inappropriate perpetual three-year terms;

(vii.) the dilution to the common shareholders relating to an excessive number of options that have been issued and are outstanding; and,

(viii.)  a concern for continued erosion in shareholder value.


As a substantial shareholder of the Company, we believe we will better serve the best interests of all outside shareholders as members of the Board of Directors. The current outside Board of Directors directly own less than 1% of the outstanding shares, and the majority, and in some cases all, of management's ownership relates to options.

We look forward to working closely with you and your team to achieve the immediate goal of profitability and over the long-term sustainable revenue and profit growth. In our view, the shares of QSGI are undervalued and we believe we can be a positive catalyst to improving shareholder value.

Sincerely,



/s/ Seth Tobias
Seth Tobias
President, Tobias Bros., Inc.